EXHIBIT 11.1
INFORMIX CORPORATION
STATEMENT RE COMPUTATION OF EARNINGS PER SHARE
(IN THOUSANDS, EXCEPT PER SHARE DATA)


                                          THREE MONTHS ENDED        NINE MONTHS ENDED
                                          OCTOBER 1,  OCTOBER 2,    OCTOBER 1,  OCTOBER 2,
                                          1995        1994          1995        1994

Net income                               $ 25,281     $ 16,590      $ 66,499    $ 42,360

Weighted average outstanding shares       134,050      128,990       132,662     129,318

Net effect of outstanding options           5,988        4,928         5,576       4,870

Weighted average common and common
equivalent shares outstanding             140,038      133,918       138,238     134,188

Net income per share                      $0.18        $0.12         $0.48       $0.32

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Fully diluted computation not presented since such amounts differ by less than 3 percent of the net income per share amounts shown above.